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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Biovail Corporation International
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   09067k106
                                 (CUSIP Number)

Associated Capital, L.P.                                  Margery K. Neale, Esq.
A Cap, Inc.                            Shereff, Friedman, Hoffman & Goodman, LLP
Jay H. Zises                                                    919 Third Avenue
Selig A. Zises                                          New York, New York 10022
Nancy J. Frankel-Zises                                            (212) 758-9500
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 17, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
CUSIP No.  09067k106                                          Page 2 of 12 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ASSOCIATED CAPITAL, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

                      7      SOLE VOTING POWER
     NUMBER OF               517,000
       SHARES
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON                517,000
        WITH
                      10     SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         517,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.0%

14       TYPE OF REPORTING PERSON*
         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                 SCHEDULE 13D
CUSIP No.  09067k106                                          Page 3 of 12 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         A CAP, INC.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK

                      7      SOLE VOTING POWER
     NUMBER OF               517,000
       SHARES
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON                517,000
        WITH
                      10     SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         517,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.0%

14       TYPE OF REPORTING PERSON*
         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                 SCHEDULE 13D
CUSIP No.  09067k106                                          Page 4 of 12 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         JAY H. ZISES

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS
         WC, PF, 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

                      7      SOLE VOTING POWER
     NUMBER OF               821,543
       SHARES
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY               116,949
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON                821,543
        WITH
                      10     SHARED DISPOSITIVE POWER
                             116,949

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         938,492

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7%

14       TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                 SCHEDULE 13D
CUSIP No.  09067k106                                          Page 5 of 12 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         SELIG A. ZISES

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS
         PF, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

                      7      SOLE VOTING POWER
     NUMBER OF               295,492
       SHARES
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY               150,929
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON                295,492
        WITH
                      10     SHARED DISPOSITIVE POWER
                             150,929

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         446,421

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.8%

14       TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                 SCHEDULE 13D
CUSIP No.  09067k106                                          Page 6 of 12 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         NANCY J. FRANKEL-ZISES

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS
         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

                      7      SOLE VOTING POWER
     NUMBER OF               74,379
       SHARES
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON                74,379
        WITH
                      10     SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         74,379

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%

14       TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                         SCHEDULE 13D - Amendment No. 1

Item 1.  Security and Issuer

         Securities acquired: Common Stock, no par value ("Common Stock")

         Issuer: Biovail Corporation International
                 460 Comstock Road
                 Scarborough, Ontario M1L 4S4
                 CANADA
                 (416) 285-6000

Item 2.  Identity and Background

         (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Associated Capital, L.P., a Delaware limited partnership ("Associated"), its general partner, A Cap, Inc., a New York corporation ("A Cap"), Jay H. Zises, the President and a Director of A Cap, Selig A. Zises, Vice President, Treasurer, and a Director of A Cap, and Nancy J. Frankel-Zises, a Director, Vice President and Secretary and the sole stockholder of A Cap. Associated, A Cap, Jay H. Zises, Selig A. Zises and Nancy J. Frankel-Zises are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each Reporting Person is 477 Madison Avenue, 14th Floor, New York, NY 10022.

         The principal business of Associated is investments.

         The principal business of A Cap is investment management.

         Jay H. Zises's principal occupation is investment management. Mr. Zises is a United States citizen.

         Selig A. Zises's principal occupation is investment management. Mr. Zises is a United States citizen. Jay H. Zises and Selig A. Zises are brothers.

         Nancy J. Frankel-Zises's principal occupation is investment management. Ms. Frankel-Zises is a United States citizen. Ms. Frankel-Zises is married to Jay H. Zises.

         See Item 5 for information regarding ownership of Common Stock.

         (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds

         The information contained in Item 3 to the Schedule is hereby amended and supplemented as follows:

         Associated Capital purchased an aggregate of 517,000 shares at an aggregate cost of $1,557,129.14, using its own funds. Jay H. Zises purchased an aggregate of 295,186 shares of Common Stock for his personal and retirement accounts at an aggregate cost of $1,621,878.00, using his own funds. The 23,391 shares of Common Stock acquired by Justin Zises were acquired at an aggregate cost of $198,349.00, using his own funds. The 9,357 shares of Common Stock acquired in the Uniform Gift to Minors Act ("UGMA") account for Meryl Zises were acquired at an aggregate cost of $30,700.50, using funds from the UGMA account. The 23,391 shares of Common Stock acquired by Lara Zises were acquired at an aggregate cost of $198,349.00, using her own funds. The 23,391 shares of Common Stock acquired by Samantha Zises were acquired at an aggregate cost of $198,349.00, using her own funds. The 23,388 shares of Common Stock acquired by Susan Zises were acquired at an aggregate cost of $113,844.50, using her own funds. The 23,388 shares of Common Stock acquired by Inge Frankel were acquired at an aggregate cost of $157,682.00, using her own funds. Selig A. Zises purchased an aggregate of 200,492 shares of Common Stock, and options to purchase 95,000 shares of Common Stock, for his personal and retirement accounts at an aggregate cost of $253,589.75 and $1,009,152, respectively, using his own funds. The 95,929 shares of Common Stock, and options to purchase 55,000 shares of Common Stock, acquired by Lynn Zises were acquired at an aggregate cost of ($467,686.50) and $626,150, respectively, using her own funds. Nancy J. Frankel-Zises purchased an aggregate of 74,379 shares of Common Stock for her retirement account at an aggregate cost of $442,683.50, using her own funds.

         All of the amounts reported herein are net of commissions and reflect a 3 for 1 stock split as of January 17, 1996. See Item 5 and Exhibit B for more information.

Item 4.  Purpose of the Transaction

         The information contained in Item 4 to the Schedule is hereby amended and supplemented as follows:

         All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         The information contained in Item 5 to the Schedule is hereby amended and supplemented as follows:

         (a) and (b) Associated is the beneficial and record owner of 517,000 shares of Common Stock, or 2.0% of the outstanding shares of Common Stock.

         As the general partner of Associated, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 517,000 shares of Common Stock owned by Associated. Accordingly, A Cap may be deemed to be the beneficial owner of such 517,000 shares of Common Stock or 2.0% of the outstanding shares of Common Stock.

         Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 517,000 shares of Common Stock or 2.0% of the outstanding shares of Common Stock.

         Jay Zises is the beneficial and record owner of an aggregate of 295,186 shares of Common Stock or 1.2% of the outstanding in his personal account, individual retirement account ("IRA") and Keogh account. As hereinafter described, Mr. Zises also may be deemed to own beneficially an additional 126,306 shares of Common Stock or 0.5% of the outstanding. Such shares are owned of record as follows: (i) 23,391 shares of Common Stock (less than 0.1%) in the account of his son, Justin Zises, (ii) 9,357 shares of Common Stock (less than 0.1%) held in an UGMA account for the benefit of his daughter, Meryl Zises,
(iii) 23,391 shares of Common Stock (less than 0.1%) in the account of his daughter, Lara Zises, (iv) 23,391 shares of Common Stock (less than 0.1%) in the account of his daughter, Samantha Zises, (v) 23,388 shares of Common Stock (less than 0.1%) in the account of his ex-wife, Susan Zises, and (vi) 23,388 shares of Common Stock (less than 0.1%) in the account of his mother-in-law, Inge Frankel.

         In addition to the 517,000 shares of Common Stock owned by Associated, Jay Zises has sole power to vote or direct the vote of, and to dispose and to direct the disposition of, 304,543 shares of Common Stock, consisting of (A) the 295,186 shares held in Mr. Zises's personal, IRA and Keogh accounts, and (B) the 9,357 shares held in the UGMA account for Meryl Zises. Jay Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 116,949 shares of Common Stock, consisting of (A) the 23,391 shares held in Lara Zises's account,
(B) the 23,391 shares held in Samantha Zises's account, (C) the 23,391 shares held in Justin Zises's account, (D) the 23,388 shares held in Susan Zises's account, and (E) the 23,388 shares held in Inge Frankel's account.

         Selig A. Zises is the beneficial and record owner of an aggregate of 295,492 shares of Common Stock, or 1.2% of the outstanding, in Mr. Zises's personal account and IRA. In addition, as described below, Mr. Zises also may be deemed to own beneficially an additional 150,929 shares of Common Stock, or 0.6% of the outstanding, held in the account of his daughter, Lynn Zises.

         Selig A. Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 295,492 shares of Common Stock, consisting of all of the shares held in Mr. Zises's personal and IRA accounts. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 150,929 shares of Common Stock, consisting of the shares held in Lynn Zises's account.

         Nancy Frankel-Zises is the beneficial and record owner of an aggregate of 74,379 shares of Common Stock, or 0.3% of the outstanding, in her IRA account.

         Nancy Frankel-Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 74,379 shares of Common Stock, consisting of all of the shares held in her personal account.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The percentage of ownership of the Reporting Persons is based on 25,330,000 outstanding shares of Common Stock of the issuer as of April 17, 1996 based on the Issuer's press release dated April 17, 1996.

         (c) See Exhibit B attached hereto for information concerning transactions made.

         (d) Notwithstanding the fact that Jay H. Zises and Selig A. Zises may be deemed to beneficially own the shares of Common Stock held in the accounts of members of their respective families, each of the accounts established in the name or for the benefit of Lara Zises, Samantha Zises, Justin Zises, Meryl Zises, Susan Zises, Inge Frankel and Lynn Zises that holds shares of Common Stock will have the right to receive dividends payable with respect to such shares of Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each of Jay H. Zises and Selig A. Zises, as the case may be, have informal understandings with certain of their respective family members pursuant to which Jay H. Zises or Selig A. Zises exercises investment discretion with respect to and on behalf of such family members. Pursuant to such arrangements, Jay Zises may purchase and sell securities of the Issuer for the respective accounts of Lara Zises, Samantha Zises, Justin Zises, Susan Zises and Inge Frankel, and Selig Zises may purchase and sell securities of the Issuer for the account of Lynn Zises. In addition, as trustee of an UGMA account established for the benefit of Meryl Zises, Jay Zises may exercise investment discretion with respect to securities of the Issuer held in such account.

Item 7.  Material to be Filed as Exhibits

         Exhibit B. Purchases of Common Stock and options to purchase Common Stock of Issuer.

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ASSOCIATED CAPITAL, L.P.

                                       By: A CAP, INC., as General Partner

                                       By:  /s/ Jay H. Zises, President
                                            Jay H. Zises, President

                                       A CAP, INC.

                                       By:  /s/ Jay H. Zises, President
                                            Jay H. Zises, President

                                       /s/ Jay H. Zises
                                       JAY H. ZISES

                                       /s/ Selig A. Zises
                                       SELIG A. ZISES

                                       /s/ Nancy Frankel-Zises
                                       NANCY FRANKEL-ZISES
Dated: May 21, 1996